Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2010 on Form 18-K filed with the SEC on September 30, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2006		2007		2008		2009		2010
The Economy
Gross Domestic Product:
(in billions of constant 2009 Brazilian reais)	R$	3,084.3	R$	3,272.2	R$	3,441.1	R$	3,418.9	R$	3,675.0
(GDP at current prices in U.S.$ billions)(1)	U.S.$	1,088.8	U.S.$	1,366.5	U.S.$	1,636.0	U.S.$	1,577.3	U.S.$	2,089.8
Real GDP Growth (decline)(2)		4.0%		6.1%		5.2%		(0.6)%		7.5%
Population (millions)		185.6		187.6		189.6		191.5		193.3
GDP Per Capita(3)	U.S.$	5,868.1	U.S.$	7,108.3	U.S.$	8,297.6	U.S.$	8,237.2	U.S.$	10,814.0
Unemployment Rate(4)		8.4%		7.4%		6.8%		6.8%		5.3%
IPCA (rate of change) (5)		3.1%		4.5%		5.9%		4.3%		5.9%
IGP-DI (rate of change)(6)		3.8%		7.9%		9.1%		(1.4)%		11.3%
Nominal Devaluation Rate(7)		(8.7)%		(17.1)%		31.9%		(25.2)%		(4.3)%
Domestic Real Interest Rate(8)		10.9%		3.7%		3.1%		11.5%		(1.4)%
Balance of Payments (in U.S.$ billions)
Exports		137.8		160.6		197.9		153.0		201.9
Imports		(91.4)		(120.6)		(173.1)		(127.7)		(181.7)
Current Account		13.6		1.6		(28.2)		(24.3)		(47.4)
Capital and Financial Account (net)		16.3		89.1		29.4		71.3		100.1
Overall Balance (Change in Reserves)		30.6		87.5		3.0		46.7		49.1
Total Official Reserves		85.8		180.3		193.8		238.5		288.6
Public Finance
Financial Surplus (Deficit) as % of GDP(9)		(3.6)%		(2.8)%		(2.0)%		(3.3)%		(2.6)%
Primary Surplus (Deficit) as % of GDP(10)		3.2%		3.3%		3.4%		2.0%		2.8%
Public Debt (in billions)
Gross Internal Debt (Nominal)(11)	U.S.$	681.8	U.S.$	984.2	U.S.$	800.9	U.S.$	1,241.5	U.S.$	1,497.6
Gross External Debt (Nominal)(12)		72.8		68.3		64.5		71.0		72.8
Public Debt as % of Nominal GDP		68.1%		70.0%		66.7%		71.7%		71.2%
Gross Internal Debt		61.5%		65.5%		61.7%		67.8%		67.9%
Gross External Debt(13)		6.6%		4.5%		5.0%		3.9%		3.3%
Total Public Debt (Nominal)(14)	U.S.$	754.6	U.S.$	1,052.5	U.S.$	865.4	U.S.$	1,312.4	U.S.$	1,570.4

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(9)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(10)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(12)	Not including external private debt.
(13)	Gross external debt less total reserves.
(14)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil

Recent Political Developments

President Rousseff was elected President of Brazil on October 3, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. On February 1, 2011, José Sarney and Marco Maia, a senator and representative allied to President Rousseff, were elected presidents of the Senate and of the Chamber of Deputies, respectively.

On August 16, 2011, the Republic Party (Partido da República) announced that it was leaving the coalition supporting President Rousseff and declared itself independent. With the departure of the Republic Party, President Rousseff’s coalition in Congress possesses approximately 52% (266/513) of the seats in the Chamber of Deputies and 56% (45/81) of the seats in the Senate. Recent corruption allegations have led to changes in President Rousseff’s cabinet, and she has pledged to address corruption in the Government.

Fiscal Policy

According to the Budget Directives Law No. 12,309, dated August 9, 2010, the consolidated public sector primary surplus target for 2011 was set at R$117.9 billion, an amount that may be reduced by up to R$55.9 billion of expenses from the Growth Acceleration Plan 2007-2010 (Plano de Aceleração do Crescimento, or “PAC”).

On February 9, 2011, President Rousseff signed the Annual Budget Law No. 12,381, or LOA (Lei Orçamentária Anual), for 2011. During the same month, Congress passed a law setting the minimum wage at R$545 per month, approximately R$35 higher than the 2010 monthly minimum. The same law also establishes guidelines for future minimum wage adjustments that will take place between February 2011 and December 2015 based on inflation and GDP growth. In accordance with these guidelines, the minimum wage for 2012 will be R$619.21, which is 13.6% higher than in 2011.

President Rousseff has aimed to curb spending in order to achieve the consolidated public sector primary surplus target for 2011. As a result, on February 9, 2011, the Federal Government announced a reduction in budgeted expenses for 2011 by approximately R$50.0 billion. On March 21, 2011, the reduction was increased to R$50.7 billion. This was formalized by Measure No. 39 issued by the Ministry of Planning, Budget and Management on March 25, 2011. Even though total budgeted expenditures were reduced, spending for social programs and infrastructure investments was maintained.

On April 28, 2011, the Government issued Decree No. 7,468, cancelling approximately R$9.8 billion of restos a pagar from 2007, 2008, and 2009, as another measure to limit spending. As these restos a pagar relate to budgeted activities that were never initiated, the Republic has the option to cancel them.

On August 2, 2011, the Federal Government announced the “Brasil Maior” Plan, a package of measures designed to integrate Brazilian industrial policy. The plan has as one of its main objectives to provide aid to labor-intensive industries and sectors of Brazilian industry that are sensitive to exchange rate fluctuation. Among the intended beneficiaries of such measures are textiles, footwear, furniture and software industries. The measures include R$20.7 billion in corporate tax cuts and incentives by the end of 2012, increased financing and investments from the BNDES (National Bank of Economic and Social Development) to promote innovation, and the extension of the Investment Support Program, or PSI, until June 2012 supported by a budget of R$75.0 billion.

On August 25, 2011, the Federal Government announced that it will expand its National Program of Oriented Productive Microcredit (PNMPO). With the expansion, the program will be renamed

“Growing - National Microcredit Program,” and will include new conditions for financing, including lower interest rates and lending targets for public banks. The program will retain its main feature: extending credit opportunities for individual entrepreneurs and micro-enterprises with a turnover of up to R$120,000 annually. With these updates to the PNMPO, the Government hopes to improve the sustainability of credit operations and thus increase the production capacity of micro-enterprises, in turn generating additional jobs and income in Brazil.

On August 29, 2011, the Minister of Finance announced the Government’s intention to increase the primary surplus target for 2011 by R$10.0 billion, from R$117.9 billion to R$127.9 billion. The Government intends to achieve the additional fiscal effort through an increase in the Central Government’s primary result, without considering the deductions allowed for PAC investments. The Government expects to send to the Congress a bill modifying the budget directives law (Lei de Diretrizes Orçamentárias, or “LDO”) of 2011 accordingly.

Balance of Payments; Foreign Trade; International Reserves

In 2010, Brazil registered a trade surplus of approximately U.S.$20.2 billion, compared to a surplus of approximately U.S.$25.3 billion in 2009. Exports in 2010 totaled U.S.$201.9 billion, a 32.0% increase over 2009, while imports totaled U.S.$181.7 billion, a 42.3% increase over 2009. Despite the trade surplus in 2010, Brazil ran a deficit in its current account of approximately U.S.$47.4 billion, compared to a deficit of approximately U.S.$24.3 billion in 2009. The balance of payments surplus was approximately U.S.$49.1 billion in 2010, compared to a surplus of approximately U.S.$46.7 billion in 2009.

In September 2011, the current account deficit accumulated over the previous 12 months was approximately U.S.$48.0 billion, compared to an accumulated deficit of approximately U.S.$47.3 billion for the same period in 2010. In September 2011, the services and income account accumulated over the previous 12 months showed a deficit of U.S.$81.4 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$2.8 billion. The balance of payments surplus accumulated over the previous 12 months was approximately U.S.$71.2 billion in September 2011, compared to an accumulated surplus of approximately U.S.$52.0 billion in September 2010.

In September 2011, the trade surplus accumulated over the previous 12 months was approximately U.S.$30.5 billion versus an accumulated 12 month trade surplus of approximately U.S.$16.9 billion recorded in September 2010. Exports accumulated over the previous 12 months totaled U.S.$247.0 billion in September 2011, a 32.7% increase from the U.S.$186.1 billion recorded in September 2010. Imports accumulated over the previous 12 months totaled U.S.$216.4 billion in September 2011, a 27.9% increase from the U.S.$169.2 billion recorded in September 2010.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$85.8 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007, U.S.$193.8 billion on December 31, 2008, U.S.$238.5 billion on December 31, 2009 and U.S.$288.6 billion on December 31, 2010. On November 1, 2011, Brazil’s international reserves totaled U.S.$352.4 billion.

Gross Domestic Product

Brazil’s GDP increased 7.5% in 2010 relative to the previous year. The agricultural and industrial sectors increased by 6.5% and 10.1%, respectively, in 2010, relative to the previous year, whereas the services sector increased by 5.4%. Investments in manufacturing plants, machinery and capital equipment increased by 21.8% in 2010 relative to 2009. Household consumption rose by 7.0% in 2010 using the same base of comparison.

The latest data released from Quarterly National Accounts showed that GDP increased 3.1% in the second quarter of 2011, compared to the same period in 2010. In this comparison, the service sector had the best performance, with an increase of 3.4%, while the industry sector increased 1.7% and the agricultural sector remained unchanged at 0.0%. Collections of value added and excise tax at basic prices experienced increases of 2.7% and 6.0%, respectively. With respect to internal demand, gross formation of fixed capital increased 5.9% in the second quarter of 2011 relative to the second quarter of 2010. Household consumption expenditure grew by 5.5%, followed by general government consumption expenditure, which rose 2.5%. In the foreign sector, exports of goods and services presented an increase of 6.0%, and imports of goods and services grew by 14.6%.

Prices

The IPCA rose 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010. In September 2011, the IPCA was at 0.53%, reaching 7.31% in the prior 12 month period, compared to an IPCA of 7.23% for the prior 12 month period ending August 2011. The accumulated inflation rate (as measured by IPCA) for the first nine months of 2011 is at 4.97%.

The inflation rate (as measured by IGP-DI) rose 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008, decreased 1.4% in 2009 and increased 11.3% in 2010. In September 2011, the IGP-DI increased 0.75% which follows a 0.61% increase in August 2011. With the result of September 2011, the IGP-DI for the 12 month period ending August 2011 was 7.46%, compared with 7.83% in the 12 month period ending August 2011. The accumulated inflation rate (as measured by IGP-DI) for the first nine months of 2011 is at 4.30%.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was, R$1.6662 to U.S.$1.00 on December 31, 2010, and R$1.7270 to U.S.$1.00 on November 3, 2011.

The Government has been adopting measures to avoid the appreciation of the Brazilian real against foreign currencies in the exchange market. On January 6, 2011, Central Bank Circular No. 3,520 created a mandatory deposit to be made by all the banks authorized to deal in foreign exchange in Brazil, at a rate equal to 60% over the result of their daily selling exchange position exceeding U.S.$3.0 billion or their respective equity reference value, whichever is less. On July 8, 2011, Central Bank Circular No. 3,548 lowered the threshold by changing the base of the calculation to reflect the average selling exchange position of the market on each day and making the mandatory deposit for each institution equivalent to the excess of such market average over U.S.$1.0 billion or the bank’s respective equity reference value, whichever is less. Over the first eight months of 2011, the measures have been effective in dealing with the excessive appreciation of the real. With the increasing risk aversion in the international markets over the past two months, however, the real has depreciated against the major currencies.

By means of Decree No. 7,456 of March 28, 2011, the Government set an IOF tax of 6% on external loans and bonds with durations shorter than 360 days, which duration was extended to 720 days by Decree No. 7,457 of April 6, 2011. These measures are intended to reduce short-term capital flows; loans with duration of more than 720 days and foreign direct investment remain exempt.

On July 26, 2011, Provisional Measure No. 539 set the legal framework for charging IOF tax (at a rate of up to 25%) on the dollar derivatives market and Decree No. 7,536 set the rules for a 1.0% tax on increases of net short positions of dollar derivative contracts.

Employment

In December 2010, the unemployment rate estimated by IBGE’s Monthly Employment Survey was 5.3% for the group of six metropolitan areas surveyed (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre). The unemployment rate in December 2010 was the lowest since March 2002. In September 2011, the unemployment rate increased to 6.0%.

Foreign Investment

In 2010, net foreign direct investment totaled approximately U.S.$48.4 billion, compared with approximately U.S.$25.9 billion of such investment registered in 2009.

In September 2011, the net foreign direct investment accumulated over the previous 12 months was approximately U.S.$76.3 billion compared to approximately U.S.$30.9 billion registered in September 2010.

Monetary Policy

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate in January 2009 to 12.75%. During the months of March, April, June and July 2009, the rate was further reduced to 11.25%, 10.25%, 9.25% and 8.75%, respectively.

Beginning an adjustment process of monetary conditions in view of the economic outlook, particularly to address any potential inflationary pressures, the Central Bank decided to increase the Over/Selic rate from 8.75% to 9.50% on April 28, 2010, to 10.25% on June 9, 2010, to 10.75% on July 21, 2010, to 11.25% on January 19, 2011, to 11.75% on March 2, 2011, to 12.00% on April 20, 2011, to 12.25% on June 8, 2011 and to 12.50% on July 20, 2011. On August 31, 2011, the Central Bank decided to decrease the Over/Selic rate to 12.00% and on October 19, 2011, the Central Bank decided to decrease the Over/Selic rate to 11.50%.

On October 5, 2010, through Decree No. 7,323, the Government increased from 2% to 4% the IOF tax on foreign portfolio investment in fixed-income instruments. The Government’s intention was to avoid overvaluation of the Brazilian real and to protect the Brazilian financial market. As part of this set of measures, Brazil’s National Monetary Council, or CMN, approved Resolution No. 3,911 on October 5, 2010, widening the window for purchasing currency on the foreign exchange market for debt payments to 1,500 days from 750 days. This measure applies to both private borrowers and to the National Treasury. With this measure, the Government can increase its purchases of dollars in the local currency market to pay foreign debt obligations. With the same objective, on September 17, 2010 the Government authorized the managers of Brazil’s Sovereign Fund, FSB, to purchase dollars. On October 18, 2010, through Decree No. 7,330, the Government announced an additional increase in the IOF tax on foreign portfolio investment in fixed-income instruments, from 4% to 6%, and a separate increase in the IOF tax on margin operations with respect to the futures market in Brazil, from 0.38% to 6%.

On December 3, 2010, the CMN and the Board of Governors of the Central Bank adopted a set of macro-level precautionary measures in order to improve the existing regulatory tools, maintain the stability of the National Financial System (SFN) and further the ongoing sustainable development of the credit market. The initiatives were also aimed at continuing the process of gradually withdrawing measures introduced to minimize the effects of the 2008 international financial crisis. As a result, the additional reserve requirements for demand and time deposits increased from 8% to 12% and the reserve requirement time deposits increased from 15% to 20%.

On April 8, 2011, pursuant to Decree No. 7,458, the IOF tax on consumer loans was raised from 1.5% to 3.0% per year. The higher tax will be levied on all consumer loans, except mortgages and loans for legal entities. The IOF increase is a macro-prudential measure aimed at slowing credit growth, consumption and inflation. The IOF rate on credit card purchases abroad was increased on March 25, 2011, pursuant to Decree No. 7.454, from 2.38% to 6.38%.

Public Finance

In 2010, Brazil’s consolidated public sector primary surplus was R$101.7 billion (2.8% of GDP), compared to R$64.8 billion (2.0% of GDP) registered in 2009. In September 2011, the public sector registered a primary surplus of R$8.1 billion, compared to R$28.2 billion registered in September 2010 and, in accumulated terms, registered a surplus of R$129.4 billion (3.3% of GDP) over the previous twelve months. The consolidated public sector nominal deficit in 2010 was R$93.7 billion (2.6% of GDP), compared with the R$106.2 billion (3.3% of GDP) consolidated public sector nominal deficit in 2009. In September 2011, the consolidated public sector nominal deficit accumulated over the previous 12 months was R$102.2 billion (2.6% of GDP).

On August 29, 2011, the Government announced an increase in the primary fiscal surplus target for 2011 by R$10 billion, from R$81.7 billion to R$91.7 billion, which resulted in an increase in the consolidated public sector primary surplus target for 2011 from R$117.9 billion to R$127.9 billion. Due to greater than expected tax revenues, the Government achieved 81.8% (R$104.6 billion) of the 2011 primary account surplus target in the nine months through September.

Brazil’s accumulated social security deficit for the January-through-September period totaled R$35.3 billion, a 17.9 % decrease from the R$43.0 billion recorded during the same period in 2010.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary surplus of the federal budget in nominal terms was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the federal budget in nominal terms, was also removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state-owned companies not be included in the fiscal accounts of the public sector.

Public Debt

Brazil’s net public sector debt stood at R$1,549.4 billion (39.2% of GDP) on August 31, 2011, compared with R$1,475.8 billion (or 40.2% of GDP) on December 31, 2010. Brazil’s general Government gross debt totaled R$2,216.6 billion on August 31, 2011 compared to R$2,011.5 billion on December 31, 2010.

Brazil’s federal public debt (FPD) stood at R$1,808.7 billion on September 30 , 2011, compared with R$1,694.0 billion on December, 31, 2010. On September 30, 2011, Brazil’s domestic federal public debt (DFPD) totaled approximately R$1,723.9 billion, compared to R$1,603.9 billion on December 31, 2010. Brazil’s external federal public debt (EFPD) stood at R$84.8 billion on September 30, 2011, compared to R$90.1 billion on December 31, 2010. The federal floating rate (Selic rate) debt increased to R$573.6 billion (31.7% of FPD) on September 30, 2011, from R$535.1 billion (31.6% of FPD) on December 31, 2010, while fixed rate debt decreased to R$637.5 billion (35.2% of FPD) on September 30, 2011, from R$620.6 billion (36.6% of FPD) on December 31, 2010. According to the Annual Borrowing Plan, federal public debt outstanding is estimated at R$422.9 billion by year end 2011. According to the Federal Public Debt Monthly Report – September 2011, R$429.5 billion of the Government debt maturing this year has already been paid.

The average maturity of Brazil’s federal public debt was 2.96 years in December 2006, 3.27 years in December 2007, 3.50 years in December 2008, 3.53 years in December 2009 and 3.51 years in December 2010. In September 2011, the average maturity of Brazil’s federal public debt was 3.67 years. Approximately R$450.4 billion, or 24.9% of the total federal public debt outstanding as of September 2011, is scheduled to mature on or before September 2012.

During 2008, 2009, 2010 and 2011, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program that started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to U.S.$13.0 billion in principal amount.

On April 4, 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. On May 23, 2011, Standard & Poor’s Ratings Services revised the outlook on Brazil’s long-term foreign currency sovereign credit rating to positive from stable and, on August 25, 2011, the agency revised the outlook on Brazil’s long-term local-currency sovereign credit rating to positive from stable. On June 20, 2011, Moody’s Investors Service lifted Brazil a notch further into investment grade status to “Baa2” from “Baa3” and retained its positive outlook. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Ratings are important to our ability to obtain financing that we need on terms that are favorable to us. The Republic has no control over ratings. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

On June 14, 2011, the National Treasury issued securities to lend BNDES R$30 billion of a R$55 billion authorized loan to ensure companies have access to funding for long-term investment. BNDES received R$80 billion from the Treasury in 2010 and R$100 billion in 2009 (these transfers to BNDES did not have a significant impact on Brazil’s public debt statistics). The BNDES credit line that supports subsidized loans, known as the PSI program, will amount to approximately R$75 billion in 2011 and will cost the National Treasury approximately R$4.1 billion in subsidies.

Brazil issued U.S.$550,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on July 21, 2011.

On November 4, 2011, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$1,100,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041. The settlement for the offering is expected to occur on November 10, 2011.